Exhibit 99.2

Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023, and 2022.

Moolec Science SA

Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023, and 2022.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Moolec Science SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Moolec Science SA and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 31.1 to the consolidated financial statements, as a result of the default situations described, Bioceres Group Limited has lost control over Bioceres Crop Solutions Corp., which had an impact on the Company’s access to financing and Bioceres Group Limited’s ability to support the Company. These events or conditions raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 31.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.
/s/ Sebastian Azagra
Sebastian Azagra
Partner
Rosario, Argentina
October 30, 2024, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 31.1., as to which the date is August 11, 2025

We have served as the Company’s auditor since 2020

Price Waterhouse & Co. S.R.L.

Bouchard 557, piso 8°

C1106ABG - Ciudad Autónoma de Buenos Aires, Argentina

T: +(54.11) 4850.0000

Moolec Science SA

Consolidated statements of comprehensive loss

for the years ended June 30, 2024, 2023, and 2022

In USD [$]

	Notes	For the year ended on June 30, 2024	For the year ended on June 30, 2023	For the year ended on June 30, 2022
Continuing operations
Revenue		5,625,124	905,049	-
Cost of sales	26	(5,152,543)	(1,048,354)	-
Other income		495,468	-	-
Research and development expense	25	(1,772,273)	(1,351,217)	(985,158)
Marketing expense		(643,060)	(256,421)	(105,060)
Administrative expense	24	(7,522,850)	(4,808,655)	(2,523,230)
Other operating expense	23	(72,717)	(94,207)	(38,985)
Loss from operations		(9,042,851)	(6,653,805)	(3,652,433)

Financial costs	22	(1,165,418)	(160,035)	(2,130)
Other financial results	22	1,868,964	1,030,525	(872,342)
Transaction expenses		-	(3,535,046)	-
Share based payment cost of listing shares		-	(42,705,061)	-
Gain / (loss) investment in associates		(19,940)	-	-
Net loss before Income tax		(8,359,245)	(52,023,422)	(4,526,905)

Income tax benefit	21	1,046,985	234,542	-
Net loss for the year		(7,312,260)	(51,788,880)	(4,526,905)
Basic and diluted loss per share	27	(0.19)	(1.50)	(0.15)

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange differences on translation of foreign operations		107,597	18,112	-
Total other comprehensive income		107,597	18,112	-

Total comprehensive loss for the year		(7,204,663)	(51,770,768)	(4,526,905)

The accompanying notes are an integral part of these consolidated financial statements.

Moolec Science SA

Consolidated statements of financial position

as of June 30, 2024 and 2023

In USD [$]

	Notes	As of June 30, 2024	As of June 30, 2023
ASSET
Non- current assets
Intangible assets	6	8,975,518	8,519,098
Fixed assets	7	1,172,144	1,142,082
Goodwill	8	262,532	251,440
Right-of-use of assets	9	443,212	43,806
Prepayments		36,015	-
Other receivables	10	10,149,079	8,763,027
Total non-current assets		21,038,500	18,719,453
Current assets
Cash and cash equivalents	11	5,389,928	2,527,673
Short-term investments	12	-	306,034
Trade receivables	13	471,500	361,097
Other receivables	10	1,010,539	1,330,177
Prepayments		596,938	341,107
Inventories	14	6,279,519	465,748
Total current assets		13,748,424	5,331,836
TOTAL ASSETS		34,786,924	24,051,289
LIABILITIES AND EQUITY
Equity
Share capital	15	385,641	375,641
Shares to be issued	15	3,068	3,068
Treasury shares	15	(1,232)	-
Share premium	15	69,159,382	66,996,982
Cost of own shares held	15	(303,768)	-
Cumulative translation adjustment		125,709	18,112
Equity settled share-based payment	16	3,382,343	1,335,253
Accumulated deficit		(65,935,383)	(58,623,123)
Total equity		6,815,760	10,105,933
Liabilities
Non-current liabilities
Accounts payable	17	7,600,000	-
Financial debt	19	11,703,708	99,046
Other liabilities	18	196,511	175,312
Lease liability	9	248,532	-
Deferred tax liability	21	72,096	1,071,807
Total non-current liabilities		19,820,847	1,346,165
Current liabilities
Accounts payable	17	3,414,686	7,479,614
Financial debt	19	2,555,683	2,546,243
Other liabilities	18	1,451,093	1,685,645
Warrant liabilities	20	555,500	887,689
Lease liability	9	173,355	-
Total current liabilities		8,150,317	12,599,191
TOTAL LIABILITIES		27,971,164	13,945,356
TOTAL LIABILITIES AND EQUITY		34,786,924	24,051,289

The accompanying notes are an integral part of these consolidated statements

Moolec Science SA

Consolidated statements of changes in equity

for the years ended June 30, 2024, 2023 and 2022

In USD [$]

	Share Capital					Cumulative	Equity settled share-
	Shares issued	Shares to be issued	Treasury Shares	Share Premium	Cost of own shares held	translation adjustment	based payment	Retained (deficit)	Total Equity

Balance as of June 30, 2021	310,000	-	-	7,290,000	-	-	-	(2,307,338)	5,292,662
Equity settled share-based payment	-	-	-	-	-	-	838,576	-	838,576
Total comprehensive (loss)	-	-	-	-	-	-	-	(4,526,905)	(4,526,905)

Balance as of June 30, 2022	310,000	-	-	7,290,000	-	-	838,576	(6,834,243)	1,604,333
Issue of share capital (Moolec Shares)	15,000	-	-	8,105,000	-	-	-	-	8,120,000
Issue of share capital (SAFE shares)	2,623	-	-	3,170,723	-	-	-	-	3,173,346
Issue of share capital (LightJump shares)	33,639	-	-	39,610,630	-	-	-	-	39,644,269
Issue of share capital (Backstop shares)	12,017	-	-	7,999,023	-	-	-	-	8,011,040
Issue of share capital	36	-	-	10,647	-	-	-	-	10,683
Equity settled share-based payment	2,326	2,427	-	593,684	-	-	496,677	-	1,095,114
Exchange differences on translation of foreign operations	-	-	-	-	-	18,112	-	-	18,112
Business combination	-	641	-	217,275	-	-	-	-	217,916
Net loss of the year	-	-	-	-	-	-	-	(51,788,880)	(51,788,880)

Balance as of June 30, 2023	375,641	3,068	-	66,996,982	-	18,112	1,335,253	(58,623,123)	10,105,933

Settlement with shareholders (addition of treasury shares - see note 15)	-	-	(1,232)	-	(303,768)	-	-	-	(305,000)
Issue of share capital (Nomura agreement) – (See note 15)	10,000	-	-	2,162,400	-	-	-	-	2,172,400
Equity settled share-based payment	-	-	-	-	-	-	2,047,090	-	2,047,090
Exchange differences on translation of foreign operations	-	-	-	-	-	107,597	-	-	107,597
Net loss of the year	-	-	-	-	-	-	-	(7,312,260)	(7,312,260)

Balance as of June 30, 2024	385,641	3,068	(1,232)	69,159,382	(303,768)	125,709	3,382,343	(65,935,383)	6,815,760

The accompanying notes are an integral part of these consolidated statements.

Moolec Science SA

Consolidated statements of cash flows

For the years ended June 30, 2024, 2023 and 2022

In USD [$]

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Cash flows from operating activities
Loss for the year	(7,312,260)	(51,788,880)	(4,526,905)
Adjustments to reconcile loss for the year to net cash flows
Income tax benefit	(1,046,985)	(234,542)	-
Amortization of intangible assets	713,374	94,517	-
Depreciation of fixed assets	177,155	27,505	1,699
Depreciation of right-of-use assets	123,632	-	-
Employee share-based payment	2,047,090	1,095,114	838,576
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	-	313,346	860,000
Share based payment cost of listing shares (non-cash item)	-	42,705,061	-
Financial income / (expenses)	(983,959)	(1,452,876)	14,472
Changes in working capital
Accounts receivable	(94,474)	(44,126)	-
Other receivables	367,560	(276,292)	-
Prepayments	(291,846)	(339,046)	(1,703)
Inventories	(5,793,226)	66,484	-
Accounts payable	2,502,486	1,485,151	926,711
Other liabilities	263,185	837,231	1,171
Net cash used in operating activities	(9,328,268)	(7,511,353)	(1,885,979)
Cash flows from investing activities
Acquisition of fixed assets	(158,283)	(14,824)	-
Cash paid for acquisition of ValoraSoy net of the cash acquired	-	(1,930,883)	-
Acquisition of intangible assets	-	(164,362)	-
Short term investment subscriptions	(144,514)	(2,572,783)	-
Short-term investments withdrawals	437,662	2,346,032	-
Net cash generated from / (used in) investing activities	134,865	(2,336,820)	-
Cash flows from financing activities
Proceeds from issuance of share capital to UGVL and Theo (Backstop)	-	8,011,040	-
Proceeds from issuance of share capital to SPAC public holders (Trust)	-	1,988,975	-
Proceeds from issuance of convertible notes	10,940,000	-	-
Proceeds from financial debts	2,591,780	2,171,830	-
Payment of loans	(2,512,486)	(876,769)	-
Payments of interest	(570,224)	(24,098)	-
Proceeds from the SAFE	-	-	2,000,000
Proceeds from issue of shares	2,172,400	10,683	-
Payments of lease liabilities	(105,120)	-	-
Deferred payment for acquisition of ValoraSoy	(500,000)	-	-
Settlement with shareholders (addition of treasury shares) (see note 15)	(305,000)	-	-
Net cash generated from financing activities	11,711,350	11,281,661	2,000,000
Net increase in cash and cash equivalents	2,517,947	1,433,488	114,021
Cash and cash equivalents at beginning of the year	2,527,673	1,081,808	980,527
Effect of exchange rate changes and inflation on cash and equivalents	344,308	12,377	(12,740)
Cash and cash equivalents at end of the year	5,389,928	2,527,673	1,081,808

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Non-cash financing activities
Issue of share capital and Share premium of New Shareholders through other non-current receivables	-	8,120,000	-
Relief of SAFE financial liabilities through the issue of Share Capital and Share Premium	-	3,173,346	-
Capitalization of transaction expenses through Accounts payables	-	1,057,833	-
Net liabilities acquired through issuance of share capital	-	3,991,935	-
Acquisition of Business Combination trough deferred payment	-	488,430	-
Acquisition of Business Combination trough deferred payment in kind	-	217,916	-
Increase in Right-of-use asset recognition through an increase in Lease liabilities	(521,107)	-	-
Increase in Intangible asset recognition through Accounts payables	(1,000,000)	-	-

The accompanying notes are an integral part of these consolidated statements.

Moolec Science SA

Notes to the consolidated financial statements

In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’, “the Group” or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

Company Reorganization

On December 30, 2022 (the “Closing Date”), the Company consummated the transactions contemplated by the Business Combination Agreement dated as of June 14, 2022, by and among LightJump Acquisition Corporation (“LightJump” or “SPAC”, a Delaware corporation), Moolec Science Limited (“Moolec” or “Moolec Science Limited”, a private limited company incorporated under the laws of England and Wales), the Company, and Moolec Acquisition, Inc. (“Merger Sub”, a Delaware corporation) (referred together with Moolec Science SA as “the Group”), as amended by the Business Combination Agreement dated as of November 18, 2022. Pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Ordinary Shares held by Moolec Shareholders were transferred and contributed in kind to the Company, and were issued, in accordance with the Exchange Ratio (1:0.6370485) (except that the Ordinary Shares to be reduced by the number of Ordinary Shares already held by Moolec Shareholders immediately prior to the transactions contemplated in the Business Combination Agreement (“Exchange”), being a total of 32,500,000 Ordinary Shares;

●	each Moolec SAFE Holder contributed all of its rights and obligations under each Original SAFE to the Company in consideration for the issuance by the Company of a simple agreement for future equity on substantially identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law;

●	each Moolec Shareholder ceased to be the beneficial holder of such Moolec Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), the Company was recorded as the registered holder of all Ordinary Shares so exchanged and transferred and is the legal and beneficial owner thereof;

●	immediately prior to the Merger but after the Exchange, each Moolec SAFE Holder subscribed for, received and became holder of Ordinary Shares, in accordance with the respective Moolec SAFE, which included 262,260 Ordinary Shares; and

●	SPAC caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger and without any further action on the part of SPAC, Merger Sub, the Company or Moolec or the holders thereunder:

●	each SPAC Common Stock issued and outstanding immediately prior to the Merger, excluding those that had been redeemed subject to any redemption rights, were exchanged with the Company, against the issue by the Company of new Ordinary Shares, under the authorized share capital of the Company and subscribed by the contributing holders of SPAC Common Stock for one validly issued and fully paid Ordinary Share, delivered by the Company;

●	as a result of the Merger, all SPAC Common Stock ceased to be outstanding, was canceled and ceased to exist;

●	each share of common stock, par value $0.01 of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share of the Company; and

●	each SPAC Warrant that was outstanding immediately prior to the Merger, pursuant to the SPAC Warrant Agreement, ceased to represent a right to acquire one SPAC Common Stock and was converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger, into a right to acquire one Ordinary Share of the Company on substantially the same terms as were in effect immediately prior to the Time under the terms of the SPAC Warrant Agreement.

Following the Merger:

●	Moolec’s CFO was freely allotted the shares to satisfy the requirements under the CFO Consulting Agreement.

Prior to the Closing, on December 27, 2022, in connection with the vote to approve the adoption of the Business Combination Agreement at LightJump’s special meeting of stockholders, certain public holders of SPAC Common Stock exercised their right to redeem 2,572,848 shares of SPAC Common Stock for cash at a redemption price of approximately $10.23 per share, for an aggregate redemption amount of approximately $ 26.3 million.

Accordingly, $1,988,975 remained in the Trust Account, for the benefit of the Company, after considering the redemption amount to be paid to the redeeming public holders of SPAC Common Stock.

Additionally, pursuant to the Backstop Agreement, the Sponsor exercised the right to elect to concede Sponsor shares instead of contributing the requisite cash amount under the Backstop Agreement by conceding a total of 200,276 Sponsor shares of SPAC Common Stock to each of Union Group Ventures Limited (“UGVL”) and THEO I SCSp. (“Theo”). UGVL and Theo each contributed $4,005,520 to the Company pursuant to the terms of the Backstop Agreement and in turn the Company issued 400,552 Ordinary Shares to each of UGVL and Theo.

As a result of the Exchange and following the consummation of the Transaction, Moolec and SPAC had become direct wholly-owned subsidiaries of the Company and Moolec shareholders and SPAC shareholders became holders of issued Company Ordinary Shares of Moolec Science S.A.

In accordance with IFRS 2, for the excess of the fair value of shares deemed to have been issued by Moolec over the fair value of LightJump’s identifiable net assets at the date of the Company Reorganization, the Company recognized $ 42,705,061 as listing costs included in line item “Share based payment cost of listing shares” as an expense in the Statements of Operations, being a non-cash item.

Note 2. Business combination

Summary of ValoraSoy acquisition

On April 24, 2023 (the “Closing Date”), the Company completed the acquisition of ValoraSoy S.A. (“ValoraSoy Food Ingredients”) from the sellers in accordance with the share purchase agreement (“ValoraSoy SPA”) by and among the Company and the sellers (the “ValoraSoy Acquisition”). As a result of the ValoraSoy Acquisition, the Company acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients from the sellers, and ValoraSoy Food Ingredients became a wholly owned subsidiary of the Company for total aggregate consideration of $2.6 million, in a combination of cash ($2.4 million of which $1.9 million were an immediate cash payment and $0.5 million will be paid in 6 months from the Closing Date) and equity (64,093 shares equivalent to $0.2 million which will be transferred in 12 months from the Closing Date). The acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three-year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValoraSoy SPA. Such payment is automatically forfeited on termination of employment.

ValoraSoy Food Ingredients has more than 10 years of experience, specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries in 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat with various applications such as hamburgers, sausages and other meat extenders and plant-based products. This demo center is a state-of-the-art processing facility located in the Argentine soybean corridor, which helps maximize raw material origination, with an installed crushing capacity of 10 thousand tons of soybean per year.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,931,112
Deferred Payment after 6 months	488,430
Payment in kind after 12 months	217,916
Total purchase consideration	$2,637,458

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair Value
Cash and Banks	228
Accounts Receivable	316,972
Other Receivable	1,044,808
Inventory	532,231
Property, Plant, and Equipment	1,138,026
Intangible Assets	3,824,054
Right-of-use of assets	43,507
Accounts Payable	(1,384,980)
Current Financial Debt	(1,176,089)
Current Other Liabilities	(356,757)
Non-current Financial Debt	(119,464)
Non-current Other Liabilities	(177,367)
Deferred Tax Liability	(1,297,436)
Net identifiable assets acquired	$2,387,733
Goodwill recognized (i)	249,725
Net assets acquired	$2,637,458

(i) The goodwill is attributable to the expected future synergies from combining operations as well as an assembled workforce, which does not qualify for separate recognition. The Company expects that the ValoraSoy Acquisition will help to accelerate its growth in the food ingredients industry by expanding its commercial network with a top-notch sales team and complementing its Molecular Farming Platform with industrial capacity and downstream operations, in addition to adding a highly experienced team of professionals. It will not be deductible for tax purposes.

The pro-forma revenue of the combined entity for the year ended June 30, 2023 as though the date for the merger had been as of the beginning of the reporting period amounts to $5,043,956.

Note 3. Accounting standards and basis of preparation

Note 3.1. Basis of Presentation

These Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements of the Group for the year end of June 30, 2024, 2023 and 2022 were authorized and approved by the Board of Directors of Moolec Science SA on October 30, 2024, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 31.1. Going concern, which was approved by the Board of Directors on August 11, 2025.

Note 3.2. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

The significant accounting policies set out in Note 3 have been applied in preparing the consolidated financial statements as of June 30, 2024 and 2023.

Due to the activities of the Group, costs and expenses presented in the consolidated statements of Comprehensive loss are classified according to their function. The consolidated statements of Financial Position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short-term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle or over the 12-month period subsequent to the reporting date.

Note 3.3. Functional and presentation currency

Items included in the Consolidated Financial Statements are measured using the currency of the primary economic market in which the Company operates (“the functional currency”). These Consolidated Financial Statements are presented in US Dollars, which is Moolec Science SA’s functional currency.

The Group has applied IAS 29 for its subsidiary in Argentina IAS 29 “Financial reporting in hyperinflationary economies”, which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements.

Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The Argentine price index as of June 30, 2024, and 2023 was 6,351.7145 and 1,709.6115, respectively.

ValoraSoy has Argentine pesos as functional currency, which is a currency of a hyperinflationary economy, as explained above. Therefore, as from the acquisition of ValoraSoy, in April 2023, the Company has applied IAS 29. Comparative figures presented in the consolidated financial statements in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

Note 3.4. Use of estimates and judgements

The preparation of the Consolidated Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the Consolidated Financial Statements for all periods presented.

Estimates and underlying assumptions are reviewed on an ongoing basis. Refer to Note 3 – Summary of significant accounting policies for further discussion on accounting treatments applied in preparation of the financial results of the Group as of the reporting period in compliance with IFRS.

Note 4. Summary of significant accounting policies

Note 4.1. Basis of consolidation of subsidiary.

Subsidiaries are entities controlled by the Company. The financial statements of the Company’s subsidiaries are included in the Consolidated Financial Statements from the date that control commences after the acquisition date. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Note 4.2. Foreign currency

Transactions entered into by the Group in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchange rates as of the final day of each reporting period. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately through other comprehensive income in the consolidated statements of operations and are accumulated in equity (attributed to the non-controlling interests when appropriate).

Note 4.3. Intangible assets

Intangible assets include projects in-progress (mainly related to internally developing products), software, licenses and other rights, and the purchase value of customer relationships. The accounting policies regarding the recognition and measurement of such intangible assets are described below.

Internally Generated Intangible Assets

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;

-	Adequate resources are available to complete the development;

-	There is an intention to complete and sell the product;

-	The Group is able to sell the product;

-	Sale of the product will generate future economic benefits; and

-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statements of operations as incurred.

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed.

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Intangibles corresponding to the subsidiary in Argentina are adjusted for inflation applying IAS 29 in accordance with note 3.3.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i)	Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii)	Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii)	Early development: In this phase, efficacy field trials are expanded to evaluate the expression level and phenological characteristics of the traits in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to evaluate the technical feasibility by identifying the best candidate to scale up the seed stock and to start the regulatory field trials.

iv)	Advanced development and deregulation: In this phase, extensive field tests are used to fully demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from the government agencies is started, and includes field trials for environmental, core and food safety data generation. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v)	Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi)	Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group.

We determined that the Research & Development is more likely than not (“probable”) to become a commercialized product and reach compliance with IAS 38 criteria items at the end of the phase iii “Early Development”, when efficacy field trials are performed to determine the technical feasibility of the project by measuring parameters like expression level and phenological characteristics. The obtention of desired values for this set of data represents the strongest and clearest indication that the technical feasibility has been proved.

Impairment testing of intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained below.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

Management has made the estimates considering the cash flow projections projected. The key assumptions used are the following:

Key assumption	Management’s approach
Discount rate	The discount rate used ranges between 10% and 20%

Budgeted market share

The projected revenue from the products has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices	The prices estimated in the revenue projections are based on current and projected market prices for the products.

Budgeted gross margin	Based on past performance and management’s expectations for the future.

Intangible Assets Acquired in a Business Combination

Intangible assets acquired in a business combination are identified and recognized separately regarding goodwill when they meet the definition of intangible assets and their fair value can be measured reliably. Such intangible assets are recognized at fair value at acquisition date.

After the initial recognition, intangible assets acquired in a business combination are valued at cost, net of accumulated amortization, based on the expected attrition over the respective estimated periods for which the intangible assets will provide economic benefit to the Company.

Intangible assets acquisitions from ValoraSoy were restated by applying the corresponding adjustment coefficients (as mentioned in Note 2.3) since the date of the business combination and are translated at the exchange rate at the closing date of the financial statements.

Software

Software licenses are valued at cost, restated as mentioned in Note 2.3, net of the corresponding accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets.

Licenses and Intellectual Property

Licenses acquired are recognized at cost, net of the corresponding accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets.

The useful lives of the intangible assets are:

Gamma Linolenic Acid (“GLA”)	22 years
SPC ® Technology	20 years
IP Rights HB4 Technology - BIOX	5 years
Customer relationship	20.5 years

Note 4.4. Property, plant and equipment, net

Property, plant and equipment assets are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. Subsequent costs incurred for repair and maintenance, are expensed in the consolidated statements of comprehensive income unless these costs meet the criteria for capitalization (i.e. extension of the useful life). Depreciation commences when the assets are ready for use.

Property, plant and equipment is depreciated based on the straight-line method over estimated useful lives.

Property, plant and equipment corresponding to our subsidiary in Argentina are adjusted for inflation applying IAS 29 in accordance with note 3.3.

An item of property, plant and equipment will be derecognized upon disposal or when future economic benefits from the continued use of the asset are no longer expected. The gain or loss arising from the derecognition is measured as the difference between the gain on sale and the carrying amount of the asset and is recognized through profit or loss.

The useful lives of property, plant and equipment are:

Storage	20 years
Machinery and equipment	10 - 20 years
Vehicles	5 years
Furniture	10 years
Computer equipment	3 - 5 years

Note 4.5. Goodwill

Goodwill arising from the acquisition of a business is recorded at cost at the acquisition date, less accumulated impairment losses, if any.

The acquisitions related to a foreign operation is considered to be expressed in the functional currency of the foreign operation and are translated at the exchange rate at the reporting date.

Goodwill acquisition related to the acquisition of ValoraSoy are recorded at cost, restated by applying the corresponding adjustment coefficients (as mentioned in Note 2.3) since the date of the business combination and are translated at the exchange rate at the closing date of the financial statements.

Note 4.5.1 Goodwill impairment

Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statements of profit or loss.

Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Note 4.6. Inventories, net

Inventories are presented at the lower of acquisition cost or net realizable value. Cost is determined by the weighted average method. The net realizable value represents the estimated sale price less all the estimated termination and selling costs. The cost of finished products and products in progress includes the costs of raw materials, direct labor, other direct costs and the respective direct production expenses (based on normal operating capacity), excluding borrowing costs.

Inventories corresponding to the subsidiary in Argentina are adjusted for inflation applying IAS 29 in accordance with note 3.3.

Note 4.7. Trade receivables and other receivables

Trade receivables represent amounts owing for goods supplied by the Company prior to the end of the financial period which remain unpaid. They arise from transactions in the normal operating activities of the Company.

Trade receivables are carried at amortized cost, net of expected credit losses.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Note 4.8. Prepayments

Prepayments are measured at cost.

Note 4.9. Leases and right-of-use of assets

Due to the acquisition of ValoraSoy, the Group acquired rights to use a parcel of land, as part of the acquisition agreement. At the acquisition date, right-of-use of assets are initially recognized at fair value using a third-party valuation.

The ownership of the parcel of land is held by one of the sellers of ValoraSoy, who has entered into an agreement with the Company whereby he granted the right-of-use of the property to the Company until the effective fulfillment of his obligation to lift encumbrances, subdivide and assign the property to the Company within a period of twelve months or longer, if required by the proceedings, from the acquisition date.

The right-of-use of land shall not be depreciated due to the imminent transfer of ownership of the underlying asset to the Group which has an indefinite useful life.

Leases recognition

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the statements of cash flows from operating activities.

If a contract is or contains a lease, a lease liability is recognized representing the present value of cash flows estimated to settle the contract, discounted using the discount rate implicit in the lease, or if that is not available, a discount rate which would be required if the underlying asset was acquired through a financing arrangement. The Company will also recognize a right-of-use assets that will generally be equal to the lease obligation at adoption. The right-of-use assets is subsequently amortized over the life of the contract.

The right-of-use assets are initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The lease liability is presented in the ‘Current/Non-current lease liability’ line and the right-of-use assets are presented in a single line in the consolidated balance sheet. In addition, the principal portion of the lease payments and the interest component are presented within financial activities and in the consolidated statements of cash flows.

Note 4.10. Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value in the consolidated statements of financial position.

Note 4.11. Share capital and reserves

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Foreign currency translation adjustment

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements from the functional currency of Argentine Peso into the presentation currency of US dollar.

Treasury shares and cost of own shares held

IAS 32 – Financial Instruments: Presentation (“IAS 32”) states that treasury shares must be deducted from equity and that no gain or loss shall be recognised on the purchase, sale, issue or cancellation of such shares. The Company elected to present their treasury shares as separate line items in the Consolidated statement of changes in equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity with an increase in cost of own shares and the resulting surplus or deficit (if any) on the transaction is presented within share premium.

Note 4.12. Share-based payment arrangements

Share-based compensation benefits are provided to certain key employees under the Company Compensation Plan. Under this agreement, some employees, members of the executive management team and Directors, as defined by the Board of Directors, were granted share options and restricted stock units (“RSU”) in return for their services to the Group.

The Group receives services in exchange for its own equity instruments and does not have any obligation to settle the obligation with cash, so the plan is classified as equity settled. The only condition to be met is the delivery of service by the employee during a certain period as defined in the Agreements.

The fair value of options granted under the plan is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefits expense, with a corresponding increase in equity.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

When the options are exercised, the Company issues the shares to the employee, members to the executive team and/or Directors. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity.

Where shares are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognised in relation to such shares are reversed with effect from the date of the forfeiture.

The ValoraSoy acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three-year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValoraSoy SPA. Such payment is automatically forfeited on termination of employment.

Note 4.13. Accounts payable and other liabilities

Trade and other payables are recognized when the Group has a legal or a constructive obligation, as a result of a past event, and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation and the obligation can be measured reliably. These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Other payables correspond mainly to employment obligations and provisions.

Note 4.14. Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the country where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

-	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

-	In respect of taxable temporary differences affiliated with investments in subsidiaries, associates, and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

-	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

-	In respect of deductible temporary differences affiliated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Note 4.15. Subsidiaries and joint arrangements

Where the Company holds a controlling interest in an entity, such entity is classified as a subsidiary. The Company exercises control over such an entity if all three of the following elements are present: (i) the Company has the power to direct or cause the direction of the management and policies of the entity, (ii) the Company is exposed to the variable returns of such entity; and (iii) the Company has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Company considers all relevant facts and circumstances, including: (i) the relative share of the Company’s voting rights with respect to both the size and dispersion of other parties who hold voting rights; (ii) substantive potential voting rights held by the Company and by other parties, (iii) other contractual arrangements; and (iv) historic patterns in voting attendance. As of the issuance of these Financial Statements, there is no de-facto control over any entity.

The Company is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the Consolidated Financial Statements, and in which the Company holds a majority of the voting rights or shares joint control as of June 30, 2024 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of March 31, 2024
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100%
ValoraSoy S.A.	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L.	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

Note 4.16. Financial instruments

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities (other than those designated at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or liabilities, when appropriate, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities designated at fair value through profit or loss are recognized immediately through profit or loss.

The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

-	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

Note 4.17.1. Financial assets

Classification of financial assets

If and when applicable the Company follows the framework and requirements outlined in IFRS 9 to classify financial assets based on whether:

●	The financial asset is held within a business model whose objective is to collect contractual cash flows or whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and

●	The contractual terms give rise to cash flows that are only payments of principal and interest.

By default, all other financial assets are subsequently measured at fair value through profit or loss.

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Gains and losses in foreign currency

Trade receivables denominated in a currency other than the subsidiaries’ functional currency is determined in that foreign currency and converted to the subsidiaries’ functional currency at the end of each reporting period using the then prevailing spot rate. Exchange differences are recognized through profit or loss and are classified within financial income / expenses.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or retain substantially all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the consideration received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the carrying amount of the asset and the sum of the consideration received and receivable is recognized through profit or loss.

The Group also derecognizes a financial asset when there is information which indicates that the counterparty is in serious financial difficulty and there is no realistic prospect of recovery. The derecognized financial assets may still be subject to compliance activities in accordance with the Group’s recovery procedures, taking into account legal advice when appropriate. Any recovery is recognized through profit or loss.

Note 4.17.2. Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

Equity instruments

An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized for income received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified at their inception at fair value through profit or loss or at amortized cost, using the effective interest amortization method.

Warrant liabilities

As part of the reorganization, the Group acquired public warrants (“Public warrants”). The warrants are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses will be recorded in profit or loss.

These instruments are measured at Level 1 fair value based on its quoted price.

Note 4.18. Loss per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit and loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributed to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

For the year ended on June 30, 2024, 2023 and 2022, Basic EPS and Diluted EPS are the same. Employee share-based payments are considered dilutive instruments properly included in the profit and loss account, however they do not impact in EPS diluted calculation because the Group has generated net loss to ordinary shareholders (See Note 27).

Note 4.19. Revenue

The group identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have transferred the risks and benefits.

Revenue from sales is recognized when performance obligations are satisfied, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

Typically, our average payment terms range from 15 to 40 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to our consolidated financial statements. Those payment terms do not contain a significant financing component.

Note 4.20. Other income

Other income corresponds to the results from the settlement in foreign currency of exports of our Argentinean subsidiary through purchase and sale operations with marketable securities acquired with settlement in foreign currency and sold with settlement in local currency. This mechanism is used up to the threshold specified by the rules for exports of specific grains and grain-derived-products.

Note 4.21. Expenses

Research and development costs

Research costs are expensed in the period in which these costs are incurred. Development costs are expensed in the period in which these costs are incurred if they do not meet the criteria for capitalization.

Sales and marketing, administrative and other operating expenses

The Group recognizes expenses in the period in which these costs are incurred and are presented by function on the consolidated statements of operations. Sales and marketing expenses primarily relate to marketing materials and research of the Group to increase brand awareness in the marketplace. Administrative expenses primarily comprise professional fees (mainly related to consultancy, accountancy and legal expenses), payroll and share based compensation to certain executives. Other operating expenses relate to those that do not depend on general business operations or relate to the other expense categories.

Note 4.22. New and amended IFRS Standards that are effective for the current year.

a)	The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group

-	Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction.

-	International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12).

-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies.

-	Amendments to IAS 8 - Definition of Accounting Estimates.

These new standards and amendments did not have any material impact on the Group.

b)	The following new standards and amendments are not yet adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 1 - Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 7 - Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

These standards and amendments are not expected to have a material impact on the Group.

-	IFRS 18 - Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates Titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025

-	Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments. The amendments are effective for reporting periods beginning on or after 1 January 2026.

The Group is currently analyzing the potential impact of these new standards on our financial statements.

Note 4.23. Segment reporting

The Group operates in a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Product Officer (“CPO”), the Chief Technology Officer (“CTO”) and the Chief Science Officer (“CSO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of comprehensive income and consolidated statement of financial position.

	For the year ended on June 30, 2024	For the year ended on June 30, 2023
Revenue (1)	5,625,124	905,049
Cost of sales (2)	(5,152,543)	(1,048,354)

(1)	Includes IAS 29 impact for a $305,210 decrease in revenues and $35,586 increase in revenues for the fiscal years 2024 and 2023, respectively.

(2)	Includes IAS 29 impact of $622,687 and $7,385 decrease in costs of sales for the fiscal years ended in 2024 and 2023, respectively

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of June 30, 2024	As of June 30, 2023
Luxembourg	1,262,532	251,440
United Kingdom	4,600,761	4,774,320
Argentina	4,673,592	4,930,666
United States	352,536	-
Total non-current assets other than financial instruments	$10,889,421	$9,956,426

Note 4.24. Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

Note 4.25. Critical accounting judgements and estimates

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical estimates

-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 3.3).

-	Impairment of intangible assets not yet available for use (Note 3.3).

Note 5. Comparative Information

The information disclosed for comparative purposes arises from the consolidated financial statements of Moolec Science SA as of June 30, 2023 and 2022.

Note 6. Intangible Assets

	Gamma Linolenic Acid (“GLA”) assets and licensing rights to Arachidonic Acid (“ARA”)	SPC® technology	IP rights HB4 Technology - BIOX	Customer relationship	Software License	Total Intangible Assets
As of June 30, 2022
Cost	3,000,000	1,598,930	-	-	-	4,598,930
Accumulated Amortization	-	-	-	-	-	-
Net book amount	$3,000,000	$1,598,930	$-	$-	$-	$4,598,930

Year ended June 30, 2023
Opening net book amount	3,000,000	1,598,930	-	-	-	4,598,930
Additions	101,033	63,329	-	-	-	164,362
Acquisitions through business combinations	-	-	-	3,819,009	5,045	3,824,054
Effect of changes in foreign exchange rates	-	-	-	26,235	34	26,269
Amortization (i)	-	-	-	(93,247)	(1,270)	(94,517)
Closing net book amount	$3,101,033	$1,662,259	$-	$3,751,997	$3,809	$8,519,098

As of June 30, 2023
Cost	3,101,033	1,662,259	-	3,845,244	5,079	8,613,615
Accumulated Amortization	-	-	-	(93,247)	(1,270)	(94,517)
Net book amount	$3,101,033	$1,662,259	$-	$3,751,997	$3,809	$8,519,098

Year ended June 30, 2024
Opening net book amount	3,101,033	1,662,259	-	3,751,997	3,809	8,519,098
Additions	-	-	1,000,000	-	-	1,000,000
Effect of changes in foreign exchange rates	-	-	-	169,626	168	169,794
Amortization (i)	(105,717)	(62,335)	-	(541,345)	(3,977)	(713,374)
Closing net book amount	$2,995,316	$1,599,924	$1,000,000	$3,380,278	$-	$8,975,518

As of June 30, 2024
Cost	3,101,033	1,662,259	1,000,000	4,014,870	5,247	9,783,409
Accumulated Amortization	(105,717)	(62,335)	-	(634,592)	(5,247)	(807,891)
Net book amount	$2,995,316	$1,599,924	$1,000,000	$3,380,278	$-	$8,975,518

(i)	The charge of the amortization is included in Administrative expenses and Research and development expenses (see notes 24 and 25).

Note 7. Fixed assets

	Chymosin osmosis equipment	Vehicles	Furniture	Storage	Computer equipment	Machinery	Assets under construction	Total Fixed Assets
As of June 30, 2022
Cost	10,617	-	-	-	-	-	-	10,617
Accumulated Depreciation	(1,699)	-	-	-	-	-	-	(1,699)
Net book amount	$8,918	$-	$-	$-	$-	$-	$-	$8,918

Year ended June 30, 2023
Opening net book amount	8,918	-	-	-	-	-	-	8,918
Acquisitions through business combinations, net	-	25,464	5,154	49,281	2,633	1,055,494	-	1,138,026
Effect of changes in foreign exchange rates	-	176	35	340	(9)	7,277	-	7,819
Additions	-	-	-	9,143	5,681	-	-	14,824
Depreciation (i)	(1,699)	(1,603)	(106)	(1,160)	(699)	(22,238)	-	(27,505)
Closing net book amount	$7,219	$24,037	$5,083	$57,604	$7,606	$1,040,533	$-	$1,142,082

As of June 30, 2023
Cost	10,617	25,640	5,189	58,764	8,305	1,062,771	-	1,171,286
Accumulated Depreciation	(3,398)	(1,603)	(106)	(1,160)	(699)	(22,238)	-	(29,204)
Net book amount	$7,219	$24,037	$5,083	$57,604	$7,606	$1,040,533	$-	$1,142,082

Year ended June 30, 2024
Opening net book amount	7,219	24,037	5,083	57,604	7,606	1,040,533	-	1,142,082
Effect of changes in foreign exchange rates	-	1,060	223	2,541	(766)	45,876	-	48,934
Additions	-	-	2,303	3,315	7,121	142,939	2,605	158,283
Depreciation (i)	(1,699)	(10,039)	(895)	(3,610)	(4,259)	(156,653)	-	(177,155)
Closing net book amount	$5,520	15,058	6,714	59,850	9,702	1,072,695	$2,605	$1,172,144

As of June 30, 2024
Cost	10,617	26,700	7,715	64,620	14,660	1,251,586	2,605	1,378,503
Accumulated Depreciation	(5,097)	(11,642)	(1,001)	(4,770)	(4,958)	(178,891)	-	(206,359)
Net book amount	$5,520	15,058	6,714	59,850	9,702	1,072,695	2,605	1,172,144

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 24 and 26).

Note 8. Goodwill

Goodwill
Year ended June 30, 2022	-
Acquisitions through business combinations	249,725
Effect of changes in foreign exchange rates	1,715
As of June 30, 2023	$251,440

As of June 30, 2023
Cost	251,440
Accumulated impairment	-
Net book amount	251,440

Year ended June 30, 2024	251,440
Effect of changes in foreign exchange rates	11,092
As of June 30, 2024	262,532

As of June 30, 2024
Cost	262,532
Accumulated impairment	-
Net book amount	262,532

As of June 30, 2024 no goodwill impairment losses were recognized.

Note 9. Leases

The Group has leases of office and warehouse buildings, land, and equipment. Rental contracts are for fixed terms varying between three and five years.

Information about leases for which the Group is a lessee is presented below.

Reconciliation of asset balances:

	Buildings	Equipment	Land	Total
As of June 30, 2022	$-	$-	$-	$-
Acquisitions through business combinations (i)	-	-	43,507	43,507
Effect of changes in foreign exchange rates	-	-	299	299
As of June 30, 2023	$-	$-	$43,806	$43,806
Effect of changes in foreign exchange rates	-	-	1,932	1,932
Additions	140,785	380,321	-	521,106
Amortization	(18,771)	(104,861)	-	(123,632)
As of June 30, 2024	$122,014	$275,460	$45,738	443,212

(i)	Through the ValoraSoy acquisition, the Group incorporated a parcel of land for an original amount of $ 43,507. The right-of-use of land is not amortized due to the imminent transfer of ownership of the underlying asset to the Group which has an indefinite useful life.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of June 30, 2024 and 2023, the Group maintains the following opened balances:

Reconciliation of lease liability balances:

	Buildings	Equipment	Total
As of June 30, 2023	$-	$-	$-
Book value at the beginning of the year	-	-	-
Additions of the year	140,786	380,321	521,107
Interest expenses	9,589	31,527	41,116
Payments of the year	(15,200)	(125,136)	(140,336)
As of June 30, 2024	$135,175	$286,712	$421,887

	As of June 30, 2024	As of June 30, 2023
Non-current	248,532	-
Current	173,355	-
Total	$421,887	$-

Note 10. Other receivables

	As of June 30, 2024	As of June 30, 2023
Receivables with shareholders (i)	10,149,079	8,763,027
Total Other receivables – Non-current	$10,149,079	$8,763,027

(i)	Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec Science and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The subscription agreement was dated December 22, 2022. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%.

	As of June 30, 2024	As of June 30, 2023
Taxes	$622,614	$952,953
Others	387,925	377,224
Total Other receivables - Current	$1,010,539	$1,330,177

The book value is reasonably approximate to the fair value given its short-term nature.

Note 11. Cash and cash equivalents

For the purposes of preparing the Consolidated Statements of Financial Position and Statement of Cash Flows, the item “Cash and Cash Equivalents” includes cash on hand and in banks and short-term highly liquid investments that can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value.

Bank overdrafts are classified as “Financial Debt” in the Consolidated Statement of Financial Position.

Cash and cash equivalents at each end of year, as disclosed in the Consolidated statements of cash flows, may be reconciled against the items related to the Consolidated Statement of Financial Position as follows:

	As of June 30, 2024	As of June 30, 2023
Bank accounts	$3,295,805	$2,061,636
Short-term investments	2,093,374	463,594
Cash	749	2,443
Total cash and cash equivalents	$5,389,928	$2,527,673

Note 12. Short-term investments

	As of June 30, 2024	As of June 30, 2023
Mutual funds	$-	$306,034
Total short-term investments	$-	$306,034

Note 13. Trade Receivable

	As of June 30, 2024	As of June 30, 2023
Accounts receivable	$471,500	$361,097
Total Trade receivables	$471,500	$361,097

The book value is reasonably approximate to the fair value given its short-term nature.

Note 14. Inventories

	As of June 30, 2024	As of June 30, 2023
Raw materials (*)	4,835,072	179,368
Finished goods	1,444,447	286,380
Total Inventories	$6,279,519	$465,748

(*)	On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 31).

Note 15. Share capital and share premium

As of June 30, 2024, the share capital stock and share premium amounts to $ 69,548,091. The following table sets forth details of the balances as of June 30, 2024 and 2023:

	Number of shares	Shares issued amount	Shares to be issued amount	Treasury Shares	Share Premium	Cost of own shares held
Balance as of June 30, 2022	31,000,000	310,000	-	-	7,290,000	-
Issue of share capital (Moolec Science shares)	1,500,000	15,000	-	-	8,105,000	-
Issue of share capital (SAFE shares)	262,260	2,623	-	-	3,170,723	-
Issue of share capital (LightJump shares)	3,363,810	33,639	-	-	39,610,630	-
Issue of share capital (Backstop shares)	1,201,656	12,017	-	-	7,999,023	-
Issue of share capital	3,519	36	-	-	10,647	-
From business acquisition	-	-	641	-	217,275	-
Equity settled share-based payment	232,523	2,326	2,427	-	593,684	-
Balance as of June 30, 2023	37,563,768	375,641	3,068	-	66,996,982	-
Settlement with shareholders (addition of treasury shares)	(123,166)	-	-	(1,232)	-	(303,768)
Issue of share capital	1,000,000	10,000	-	-	2,162,400	-
Balance as of June 30, 2024	38,440,602	385,641	3,068	(1,232)	69,159,382	(303,768)

Share Purchase Agreement

In April 2023, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc (“Nomura”). The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Sales of ordinary shares to Nomura, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and determinations by the Company regarding the use of proceeds from any sale.

On June 2023, 3,600 shares (equivalent to $10,647) were issued under the Share Purchase Agreement. As of June 30, 2023 only those shares were issued under such Share Purchase Agreement.

On April 23, 2024 the Company issued 1,000,000 shares (equivalent to $ 2,162,400) under the Share Purchase Agreement with Nomura.

Settlement with shareholders (addition of treasury shares)

On December 30, 2022 (the Date of Closing of the Business Combination Agreement or “BCA”)  it was signed the “Agreement on Funds Flow”, by which the Sponsor agreed to place 255,000 of its shares in an “Escrow Account” for 12 months after the closing of the BCA, in order to fulfill potential claims that could arise during the 12-month period following the BCA. The 12-month period was then extended for an extra 3-month period.

On December 27, 2023 it was signed an Agreement by which it was agreed that only 143,319 shares will remain to be held in escrow and, once the customary and mandatory steps that Continental Stock Transfer & Trust (or the “Transfer Agent”) need to perform are completed, 103,166 shares should be transferred from the escrow account to Moolec Science’s (transferred that occurred and shares were recognized as Treasury shares). The Transfer Agent was also instructed to release 20,153 shares that were returned to the Sponsor. Such movements took place on February 26, 2024.

Lastly, on April 10, 2024 the Transfer Agent was instructed to transfer from the escrow account to Moolec Science the 20,000 remaining shares (recognized as Treasury shares)

Note 16. Share based payment

Under the share-based compensation plan, some directors, employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

As of June 30, 2024, Moolec Science SA had the following shared-based payment arrangements for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares. The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 344,555 underlying ordinary shares. The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 833,333 underlying ordinary shares. The options have an exercise price of $4.25 and expire between January 2033 and March 2034.

The fair value of the options granted is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefit expense, with a corresponding increase in equity.

Factor	Group 1	Group 2	Group 3
Fair value of shares (range)	$1.00	$1.00	$1.63-3.21
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date (range)	$9.11	$7.25	$1.02-2.65

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec Science estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of directors, executives and managers of the Group for the period ended June 30, 2024 and 2023, respectively:

	June 30, 2024
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	325,826	$1.52	206,598	$8.00	700,000	$4.25
Granted during the period	-	-	-	-	200,000	$4.25
Forfeited during the period	-	-	-	-	(66,667)	4.25
Exercised during the period	-	-	-	-	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	833,333	$4.25

	June 30, 2023
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	-	-	-	-	-	-
Granted during the period	579,078	$1.52	346,555	$8.00	700,000	$4.25
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	(253,252)	$1.52	(139,957)	$8.00	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	700,000	$4.25

The charge of the stock options recognized during the year ended on June 30, 2024 and 2023, was $ (881,022) and $ (508,149). The charge of the RSUs recognized during the year ended on June 30, 2024 and 2023, was $ (863,330) and $ (577,047).

Note 17. Accounts Payable

	As of June 30, 2024	As of June 30, 2023
Related parties (1)	7,600,000	-
Total Accounts payable – Non-Current	$7,600,000	-

On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 31). Additionally, on June 29, 2024, Moolec Science SA entered into an exclusive Technology Access License Agreement with BIOX for USD 1,000,000, granting Moolec Science SA the right to use BIOX’s HB4 technology for a period of 5 years.

	As of June 30, 2024	As of June 30, 2023
Accruals	1,351,057	787,010
Trade payables	873,534	2,339,087
Related parties (i)	568,835	774,460
Transaction expenses payable	621,260	3,579,057
Total Accounts payable - Current	$3,414,686	$7,479,614

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The details of the related parties payables are included in Related Party (see note 28)

Note 18. Other liabilities

	As of June 30, 2024	As of June 30, 2023
Investment in associate	19,940	-
Other	176,571	175,312
Total Other liabilities – Non-Current	$196,511	$175,312

	As of June 30, 2024	As of June 30, 2023
Related parties (i)	794,301	677,000
Wages	288,213	221,141
Taxes	134,212	23,334
Deferred payment related to Business Combination	-	492,799
Others	234,367	271,371
Total Other liabilities – Current	$1,451,093	$1,685,645

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The details of the related parties payables are included in Related Party (see note 28)

Note 19. Financial debt

	As of June 30, 2024	As of June 30, 2023
Financial Debt denominated in US Dollars (i)	10,940,000	-
Financial Debt denominated in Argentine Pesos	763,708	99,046
Total Financial debt – Non-Current	$11,703,708	$99,046

	As of June 30, 2024	As of June 30, 2023
Financial Debt denominated in US Dollars	1,768,715	2,028,500
Financial Debt denominated in Argentine Pesos	786,968	517,743
Total Financial debt – Current	$2,555,683	$2,546,243

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	On October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Invim Corporativo S.L. As of June 30, 2024, the Company has received USD 10,000,000 related to such convertible note. (see note 28) Additionally, the Company signed additional convertible notes for USD 940,000 between October 2023 and June 30, 2024 with local farmers and jointly with the convertible note with Invim Corporativo S.L., are referred to as “the Notes”.

The Notes have a term of three years with an early conversion option with a strike price of US $6.00 per share. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. Initial interest rate on the notes is of 5% per annum payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however Moolec Science will have the option at each payment date to capitalize the interest accrued. After the remaining cash payment made during 2024 the interest rate was increased to 10% per annum. Lastly, as per the convertible note with Invim Corporativo S.L., after the in-kind contribution, when received, the interest rate will be calculated in accordance with a formula included in the agreement.

At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

The terms and conditions of outstanding loans are as follows:

Entity	Currency of denomination	Nominal value (equivalent in USD)	Nominal interest rate	Date of maturity	As of June 30, 2024
Convertible Notes	USD	10,940,000	5% - 10%	15/10/2026 - 05/12/2026	11,550,354
Banco Macro– Pre financing of exports	ARS	345,464	48% (*)	13/12/2024	61,126
Banco Galicia - bank overdrafts	ARS	24,389	58% (*)	30/06/2024	26,100
Banco Galicia – loans	ARS	294,033	47% - 138% (*)	01/08/2024 - 03/04/2028	278,685
Banco Cordoba- loans	ARS	109,649	48% (*)	03/05/2025	104,146
Banco Supervielle- loans	ARS	131,579	35% (*)	14/05/2029	133,665
Banco Santander - loans	ARS	555,856	25% - 58% (*)	03/09/2026 - 17/06/2030	553,615
Banco Macro - loans	ARS	30,702	108% (*)	08/03/2024 - 14/03/2024	377,811
Rizobacter	USD	350,000	10%	25/09/2024	369,439
Promissory notes	USD	804,450	7.75% - 11.5%	17/12/2024 – 12/05/2025	804,450

Entity	Currency of denomination	Nominal value (equivalent in USD)	Nominal interest rate	Date of maturity	As of June 30, 2023
Banco Macro – pre-financing of exports	ARS	147,874	67% - 88% (*)	17/07/2023 – 27/12/2023	173,236
Banco Nacion – pre-financing of exports	USD	28,500	2%	06/10/2023	28,635
Banco Cordoba– Pre financing of exports	ARS	142,567	55% - 88% (*)	11/01/2023 – 26/06/2023	156,057
Banco Galicia - bank overdrafts	ARS	18,849	144% (*)	30/06/2023	18,849
HSBC Bank– bank overdrafts	ARS	4,625	108% (*)	30/06/2023	4,625
Banco Santander – bank overdrafts	ARS	41,325	161% (*)	30/06/2023	44,446
Banco Galicia – loans	ARS	99,643	35% - 85% (*)	21/08/2023 – 25/01/2024	33,728
HSBC Bank - loans	ARS	19,508	64% (*)	27/07/2023	14,940
Banco Santander - loans	ARS	119,001	50% - 57% (*)	03/09/2026 – 04/03/2027	118,185
Banco Macro – loans	ARS	11,705	54% (*)	12/07/2023	1,257
Promissory notes	USD	2,000,000	0%	22/05/2024 – 25/06/2024	2,000,000
Asociación Mutual AMA - loans	ARS	42,316	53% (*)	10/07/2023 – 10/04/2024	51,331

(*)	Interest rates of our outstanding loans in ARS, correspond to market rates in the country of incorporation of the subsidiary in Argentina, which deems to be a hyperinflationary economy.

Note 20. Warrants liabilities

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Considering that the fair value as of June 30, 2024, and 2023, is $0.0500 and $0.0799 per ordinary share respectively, the valuation of warrants is the following:

	As of June 30, 2024	As of June 30, 2023
At the beginning of the year	$887,689	$-
Issued by the SPAC	-	1,666,500
Fair value remeasurement (Gain)	(332,189)	(778,811)
At the end of the year	$555,500	$887,689

Note 21. Deferred tax and Income tax

The roll forward of net deferred tax as of June 30, 2024 and 2023 is as follows:

	2024	2023
Balance at beginning of year	$1,071,807	$-
Incorporated through the business combination	-	1,297,436
Credited to profit & loss	(1,046,985)	(234,542)
Charged to Other Comprehensive Income	47,274	8,913
Balance at year end	$72,096	$1,071,807

Principal statutory taxes rates in the countries where the Group operates for all the years presented are:

Tax Jurisdiction	2024	2023	2022
Argentina	25% - 35%	25%-35%	-
Luxembourg	15% - 17%	15% - 17%	-
United Kingdom	19%	19%	19%

Reconciliation of effective tax rate

The Group’s reconciliation of the effective tax rate is based on its domestic tax rate, with a reconciling item in respect of tax rates applied by Group companies in other jurisdictions.

The tax rate used for 2024 represents the corporate tax rate of 15% from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions.

	As of June 30, 2024	As of June 30, 2023	As of June 30, 2022
Loss before tax	$(8,359,245)	$(52,023,422)	$(4,526,905)
Corporate tax rate	15%	15%	19%
Income tax (benefit)/expense	1,253,887	7,803,513	860,112
Effect of difference tax rates subsidiaries operating in other jurisdictions	324,182	428,506	-
Tax losses (i)	(1,921,890)	(1,631,947)	(860,112)
Non-deductible expenses - listing cost	-	(6,405,759)	-
Net gain on inflation effect on monetary items	738,674	52,914	-
Income tax inflation adjustment	524,342	(35,826)	-
Others	127,790	23,141	-
Tax benefit for the year	$1,046,985	$234,542	$-

(i)	Deferred tax assets have not been recognized, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom

Deferred tax

Deferred tax assets and liabilities are recognized when the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on the initial recognition of goodwill.

Net deferred tax liabilities are comprised of the following amounts:

	As of June 30, 2024	As of June 30, 2023
Deferred tax asset
Tax loss carry-forward	777,515	292,267
Other tax receivables	6,892	-
Total other receivables	$784,407	$292,267

Deferred tax liability
Customer relationship	845,069	1,346,374
Fixed assets	11,434	-
Other tax liabilities	-	17,700
Total deferred tax liability	$856,503	$1,364,074
Net deferred tax liability	$72,096	$1,071,807

The following table shows the expiration date of the recognized accumulated tax loss carryforwards pursuant to statutes of limitations:

Fiscal year	Tax-loss carry forward	Deferred tax asset	Expiration date	Tax jurisdiction
2022	3,086	771	2027	Argentina
2023	1,806,586	451,646	2028	Argentina
2024	1,300,390	325,098	2029	Argentina
Total	$3,110,061	$777,515

Unrecognized deferred tax assets

As of June 30, 2024, 2023 deferred tax assets relating to the operating company in the UK, Luxembourg and Argentina (Moolec Science S.E.) aren’t recognized because it is not probable that future taxable amounts will be available to utilize those temporary differences and losses. Therefore, in the present Consolidated Financial Statements, the Company decided not to recognize deferred income tax assets generated by the tax loss carry forward for the periods ended on June 30, 2024 and 2023 for the amounts of $1,921,890 and $ 7,601,790 respectively.

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom:

	2024		2023
Tax losses per country	Gross amount	Tax effect	Gross amount	Tax effect
United Kingdom (1)	15,405,401	2,927,026	11,536,344	2,191,905
Luxembourg (2)	46,434,435	6,965,165	42,751,716	6,412,757
Argentina	2,791,314	697,829	253,868	63,468
Total	64,631,150	10,590,020	54,541,928	8,668,130

(1)	In the UK losses may be carried forwards indefinitely. The use of carried forwards losses is restricted to 50% of profits above a groupwide GBP 5 million allowances per year.

(2)	In Luxembourg losses may be carried forward for 17 years.

Note 22. Financial income / expenses

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Financial Costs
Interest and commissions expense	(1,124,302)	(160,035)	(2,130)
Lease liability interest	(41,116)	-	-
Total Financial Costs	$(1,165,418)	$(160,035)	$(2,130)

Other financial results
Exchange rate (losses)	(3,423,303)	(1,386,599)	(12,342)
Inflation adjustment	2,954,698	245,989	-
Interest income (Shareholders’ loan)	1,386,052	693,027	-
Investment results	552,797	1,009,318	-
Net fair value gain of warrant liabilities	332,189	778,811	-
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	-	(313,346)	(860,000)
Other	66,531	3,325	-
Total Other financial results	1,868,964	1,030,525	(872,342)
Total net financial income / (expenses)	$703,546	$870,490	$(874,472)

Note 23. Other operating expense

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Taxes, duties and penalties	(41,883)	(62,263)	-
Miscellaneous expenses	(30,834)	(31,944)	(38,985)
Total other operating expense	$(72,717)	$(94,207)	$(38,985)

Note 24. Administrative expenses

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Equity settled share-based payment (1)	(2,233,257)	(1,166,755)	(838,576)
Audit, legal and accountancy fees	(1,791,618)	(2,024,611)	(1,355,046)
Payroll expenses	(831,523)	(841,580)	(254,215)
Insurance	(755,681)	(429,208)	-
Amortization of intangible assets (1)	(545,322)	(92,818)	-
Professional fees	(540,333)	(137,873)	-
Taxes	(404,072)	(915)	-
Travel expenses	(135,554)	(102,305)	(52,532)
Depreciation of fixed assets	(18,803)	(4,107)	-
Depreciation of right-of-use asset	(18,771)	-	-
Other office and administrative expenses	(247,916)	(8,483)	(22,861)
Total administrative expenses	$(7,522,850)	(4,808,655)	$(2,523,230)

(1)	Non-cash items increased from June 2023 to June 30, 2024 to the accrual on a stagger basis for the equity settled share-based payment of six months in 2023 versus twelve months in 2024, also the amortization of intangible assets mainly comprised by the client relationship which in 2023 only included two months (since the acquisition of ValoraSoy) while in 2024 twelve months were recognized.

Note 25. Research and development expense

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Professional fees	(1,368,678)	(886,628)	(373,259)
Amortization of intangible assets	(168,051)	-	-
Laboratories’ related expenses	(111,592)	(434,551)	(449,442)
Depreciation of right-of-use assets	(104,861)	-	-
Depreciation of fixed assets	(13,648)	(1,699)	(1,699)
Other research and development expenses	(5,443)	(28,339)	(160,758)
Total Research and development expenses	$(1,772,273)	$(1,351,217)	$(985,158)

Note 26. Cost of sales

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Inventories at beginning	(465,748)	-	-
Inventories incorporated through the business combination	-	(532,231)	-
Purchases	(9,465,791)	(788,751)	-
Production costs
Payroll and professional fees	(683,987)	(121,285)	-
Maintenance, energy and fuel related to fixed assets	(393,872)	(77,495)	-
Depreciation	(144,704)	(23,398)	-
Other production costs	(257,413)	(31,050)	-
Sub-total production costs	(1,479,976)	(253,228)	-
Foreign currency translation	(20,547)	60,108	-
Sub-total	(11,432,062)	(1,514,102)	-
Inventories as of the end	6,279,519	465,748	-
Cost of sales	(5,152,543)	(1,048,354)	-

Note 27. Net loss per share

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders. The following table presents the calculation of basic and diluted loss per ordinary share for the year ended on June 30, 2024, 2023 and 2022 as follows:

Numerator	June 30, 2024	June 30, 2023	June 30, 2022
Loss for the year, attributable to the owners of the Group	(7,312,260)	(51,788,880)	(4,526,905)
Loss attributable to the ordinary shareholders	(7,312,260)	(51,788,880)	(4,526,905)

Weighted-average number of ordinary shares (basic and diluted)

Denominator	June 30, 2024	June 30, 2023	June 30, 2022
Weighted-average number of ordinary shares	37,870,351	34,466,258	31,000,000

Net loss attributable to ordinary shareholders per share	June 30, 2024	June 30, 2023	June 30, 2022
Basic and Diluted	(0.19)	(1.50)	(0.15)

Note 28. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

In USD ($)	June 30, 2024	June 30, 2023	June 30, 2022
Short-term employee benefits	621,330	39,250	96,437
Share based payment	529,397	904,861	838,576

Other Related Party Transactions

In USD ($)	Note	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Share based payment
Key management		529,397	904,861	838,576
CFO Shares Alloted		-	364,014	-
Issue of additional shares
Issue of share capital		-	15,000	-
Issue of share premium		-	39,610,630	-
Expenses paid on behalf of the company
Parent of BG Farming Technologies - Bioceres S.A.		-	-	265,810
100% Subsidiary of Bioceres S.A. – Bioceres LLC	(i)	-	238,121	156,760
Services provided by other companies		-
Bioceres Crop Solutions Corp	(ii)	7,600,000	-	-
Invim Corporativo S.L.	(iii)	10,000,000	-	-
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A.	(iv)	26,745	286	252
98.6% owned by Bioceres S.A – INDEAR S.A. – Instituto de Agrobiotecnologia Rosario	(v)	49,805	258,279	57,047
Owned by Bioceres S.A. - Agrality Inc.	(vi)	-	5,000	85,435
Founded and operated by the Company’s CPO - Future Foods B.V.	(vii)	48,780	85,880	94,857
Union Group Ventures Limited	(viii)	-	-	675,000
THEO I SCSp		-	-	1,500,000

(i)	Expenses paid by Bioceres LLC on behalf of the Company.

(ii)	On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 31). Additionally, on June 29, 2024, Moolec Science SA entered into an exclusive Technology Access License Agreement with BIOX for USD 1,000,000, granting Moolec science SA the right to use BIOX’s HB4 technology for a period of 5 years.

(iii)	On October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Invim Corporativo S.L. As of June 30, 2024, the Company has received USD 10,000,000 related to such convertible note.

(iv)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.

(v)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.

(vi)	The Company entered into an agreement with Agrality Inc, for the provision of services.

(vii)	The Company entered into an agreement with Future Foods B.V. for the provision of services.

(viii)	The Company entered into an agreement with Union Group Ventures Limited which accrues an interest expense.

Other Related Party Balances

In USD ($)	Balance outstanding as of June 30, 2024	Balance outstanding as of June 30, 2023
Bioceres Crop Solutions Corp	(7,600,000)	-
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(491,894)	(623,629)
Invim Corporativo S.L.	(10,572,772)	-
Union Group Ventures Limited	(794,301)	(677,000)
Founded and operated by the Company’s CPO - Future Foods B.V.	(47,199)	(78,337)
Agrality Inc.	(26,750)	-
INDEAR S.A.	(2,992)	(72,494)

Note 29. Cashflow information

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Convertible Notes		Total
Financial debts as of June 30, 2022
Proceeds from borrowings	2,171,830		-	2,171,830
Proceeds from Valorasoy acquisition	1,295,553		-	1,295,553
Payment of loans	(876,769)		-	(876,769)
Interest payments	(24,098)		-	(24,098)
Exchange differences, currency translation differences and other financial results	78,773		-	78,773
Financial debts as of June 30, 2023	$2,645,289	$		$2,645,289

Proceeds from borrowings	2,591,780		-	2,591,780
Proceeds from issuance of Convertible Notes	-		10,940,000	10,940,000
Payment of loans	(2,512,486)		-	(2,512,486)
Interest payments	(535,007)		-	(535,007)
Exchange differences, currency translation differences and other financial results	1,129,815		-	1,129,815
Financial debts as of June 30, 2024	$3,319,391		$10,940,000	$14,259,391

Note 30. Financial instruments

30.1 Financial risk management

The Group’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

The following matters have been considered by Management in determining the appropriateness of the going concern basis of preparation of the accompanying Consolidated Financial Statements.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments held by the Group that are potentially subject to concentration of credit risk are primarily cash and receivables. Management believes that the credit risk concentrating with respect to cash and amounts receivable is remote.

The following table sets forth details of the age of trade receivables and other receivables:

As at	June 30, 2024	June 30, 2023
To due become
Up to 3 months	$471,500	$450,728

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis.

b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations affiliated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’ s reputation. Given the Group’s financial position as of June 30, 2024, total current financial assets $ 6,871,967 as compared to total financial liabilities of $ 26,921,679 management expects that the Group will be able to provide the capital needed to keep the Group liquid and able to fulfill its short-term obligations. Group’s financial position as of June 30, 2023, total current financial assets $4,524,981 as compared to total financial liabilities of $11,985,860.

The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing term loans and by monitoring developments in the capital markets.

The table below analyzes the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date.

	Maturity date
	Within 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Without any established term	Total
June 30, 2024
Trade Payables	3,414,686	-	10,115,600	-	-	13,530,286
Other liabilities	1,471,033	181,768	-	-	-	1,652,801
Financial debts	2,351,893	402,781	15,109,288	-	-	17,863,962
Subtotal	$7,237,612	$584,549	$25,224,888	$-	$-	$33,047,049

Warrant	555,500	-	-	-	-	555,500
Subtotal	555,500	-	-	-	-	555,500
Total	$7,793,112	$584,549	$25,224,888	$-	-	33,602,549

June 30, 2023
Trade Payables	7,479,614	-	-	-	-	7,479,614
Other liabilities	1,776,438	180,197	-	-		1,956,635
Financial debts	2,578,100	72,831	108,638	-	-	2,759,569
Subtotal	$11,834,152	$253,028	$108,638	$-	$-	$12,195,818

Warrant	887,689	-	-	-	-	887,689
Subtotal	887,689	$-	$-	$-	$-	$887,689
Total	$12,721,841	$253,028	$108,638	$-	$-	$13,083,507

c)	Market risk

Market risk is the risk that changes in market prices -e.g. foreign exchange rates, interest rates and equity prices -will affect the Group’s income or the value of its holdings of financial instruments including commodity prices and foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity risk

In the normal course of its business, the Company is exposed to risk resulting from fluctuations in the market prices of commodities. The Company does not engage in transactional hedging of its commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign exchange risk as a result of transactions being conducted in currencies other than the functional currency of each of the Company and its subsidiaries.

The Company has not entered into transactions that seek to hedge or mitigate its exposure to exchange rate fluctuations.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
Currency	2024	2023	2024	2023
Argentine pesos	156,291	765,690	292,203	50,073
U.S. Dollar	695,307	368,186	1,491,998	2,227,751
Pound sterling	24	22,062	12,647	-
Euro	-	-	167,072	-

The following table details sensitivity to a 10% increase and decrease in the functional currency of each of the companies against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	(+10%) Impact to profit or loss before tax		(-10%) Impact to profit or loss before tax
	Assets		Liabilities
Currency	2024	2023	2024	2023
Argentine pesos	15,629	76,569	(29,220)	(5,007)
U.S. Dollar	69,531	36,819	(149,200)	(222,775)
Pound sterling	2	2,206	(1,265)	-
Euro	-	-	(16,707)	-

d)	Fair value risk

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of June 30, 2024	As of June 30, 2023
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	3,296,554	2,064,079
Trade and other receivables	(i)	11,631,118	10,454,301

Fair value through profit or loss
Cash and cash equivalents	(ii)	2,093,374	463,594
Short-term investments	(ii)	-	306,034
Total financial assets		$17,021,046	$13,288,008

Financial Liabilities
Amortized costs
Trade and other payables	(i)	12,662,290	9,340,571
Financial debts	(i)	14,259,391	2,645,289
Lease liabilities	(i)	421,887	-
Fair value through profit or loss
Warrant liabilities	(ii)	555,500	887,689
Total financial liabilities		$27,899,068	$12,873,549
Net financial (liability) / asset		$(10,878,022)	$414,459

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables, financial debts and lease liabilities are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	Fair value of cash equivalent, short-term investment and warrants has been determined using the quoted market price at the year end (level 1).

e)	Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or short-term investments that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

Fixed-rate instruments	As of June 30, 2024	As of June 30, 2023
Current financial liabilities	(2,555,683)	(2,546,243)
Non-current financial liabilities	(11,703,708)	(99,046)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2024 a 10% increase/(decrease) in interest rates would increase/(decrease) interest payable by 360,457/ (360,457).

f)	Capital risk management

The Company includes as its capital its share capital and accumulated deficit and has no externally imposed capital requirements. The Company’s objectives in managing capital are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations, deploy capital to develop its mining properties and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as needed, in order to have funds available to support its activities. Management reviews its capital management approach on an ongoing basis.

The Company’s financial strategy is designed to maintain a capital structure consistent with the objective stated above and to respond to business growth opportunities and changes in economic conditions, In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern. (Note 2.5).

Note 31. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued.

On July 15, 2024, Moolec Science entered into an offtake agreement (the “Offtake Agreement”) with a leading global consumer packaged goods and pet food company for the use of our GLA Safflower Oil product, GLASO™. The Offtake Agreement has a term of three years and outlines commercial conditions for the delivery of 50 tons of GLASO™ to the US market in 2025. In connection to the Offtake Agreement, Moolec Science have entered into partnerships with farmers for safflower cultivation and an industrial partner for downstream processing, ensuring a controlled and traceable supply chain for GLASO™.

On August 6, 2024, Moolec Science Limited SE, our Argentine branch, entered into a collaboration agreement (the “Bunge Collaboration Agreement”) with Bunge Argentina SA (“Bunge”), a subsidiary of Bunge Global SA. The Bungee Collaboration Agreement aims to develop new safflower varieties designed to improve productivity for specific applications, such as biofuels

On September 17, 2024, Moolec Science issued convertible notes to BIOX in exchange for the non-current accounts payable related to the purchase of HB4 soybean equivalent to $6.6 million. The convertible note has a term of three years with an early conversion option. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. The interest rate of the note will be calculated on a quarterly basis, and will be the 10% of the actual delivery value divided the total amount of the note. The interest will be payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however the Company will have the option at each payment date to capitalize the interest accrued.

Starting in April 2025, the Company will have a quarterly option to request additional deliveries of HB4 ® soy in an amount equivalent to $1 million, and therefore, will have to issue additional notes in connection with this option if the option is exercised.

On September 20, 2024, the Board of Directors of the Company approved the 2024 Omnibus Equity Incentive Plan (the “Incentive Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the Incentive Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards is a number of Ordinary Shares equal to up to 13% of our issued and outstanding capital stock on a fully diluted basis. The Incentive Plan allows the Company to establish the terms and conditions of the equity awards granted thereunder. Previously, the Company had adopted the Moolec Limited Employee Share Plan as our share option plan, approved by the Board of Directors of the Company on December 20, 2023.

Note 31.1. Going concern

On April 17, 2025, the Company, Bioceres Group Limited (formerly, Bioceres Group PLC, one of the main shareholders of the Company) (“Bioceres Group”), Gentle Technologies Corp (“Gentle Tech”), and Nutrecon LLC (“Nutrecon”) entered into a business combination agreement (the “Bioceres Group Business Combination Agreement”), pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon.

On June 18, 2025, Bioceres Crop Solutions Corp. (“BIOX”), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that lead to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025). retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendment, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern were replaced in BIOX’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. BIOX agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs Marinov, Kolatch and Crocco (or such other persons as may nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of BIOX, one of the former subsidiaries of Bioceres Group Limited, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation from Bioceres Group Limited.

While BIOX was able to resolve the uncertainties regarding its financial plan through this agreement, as a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million. This process seeks to improve the debt profile of Bioceres S.A.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of Moolec Science SA to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations.

Management has plans to address the Group’s financial situation as follows:

•	Currently management is working on the financial restructuring process of Bioceres S.A.’s outstanding debt, proposing among other alternatives the extension of the maturity of current debt and the use of the Group’s cash inflows from operating activities, as well as obtaining the necessary capital to fully execute the Group’s business plan.

•	Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

•	A dedicated Restructuring Committee has been established to address and implement the aforementioned financial restructuring process.

However, there is no assurance that the restructuring process will be successful, that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.